FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒        Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐         No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

At its meeting held today, the Board of Directors of National Bank of Greece S.A. approved the Annual Financial Statements of the Bank and the Group, the key points of which have already been announced and are available to investors on the basis of the Bank’s detailed Press Release of 21 February 2007. The Board decided to propose for approval to the Annual General Meeting of the Bank’s shareholders a dividend of one euro per share for the financial year 2006. Such amount corresponds to a total dividend of euro 475 million, i.e. 40% higher than the respective aggregate dividend amount of euro 339 million for the year 2005.

At the same meeting of the Board of Directors, Mr. Georgios I. Mergos, Governor of the Social Security Organization and Professor of Economics at the University of Athens was elected Director in replacement of Mr. Alexandros Stavrou, who resigned.

Moreover, a draft agreement for the spin-off of the Bank’s warehousing business through its contribution to Bank’s fully owned subsidiary NBG Venture Capital S.A. was approved by the Board pursuant to the provisions of Law 2166/1993. On the basis of the assets and liabilities inventory of the said warehousing business as at 13 March 2007, its book value amounts to euro 109,492,400.60. The spin-off shall be carried out subject to completion of all necessary corporate resolutions, legal formalities and supervisory authorities’ approvals.

Athens, 15 March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 16th March, 2007
Chairman - Chief Executive Officer